

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628400
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«05th» of May 2005 № 13-12-247

[hand over per...]
Secu... ion
Divisic
450 Fi
Washi
USA



05008197

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit the news bulletins published in the Supplement to "Bulletin of the Federal Service of Financial Markets", #34 (752), dated May, 06, 2005 with information about the significant facts (events, actions) relevant to the financial and economic activity of OJSC"Surgutneftegas". Please find enclosed English-language translation of the documents.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov,** on phone **(7 095) 928 52 71** or **Andrey Serebriakov,** on **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 5 pages.

Sincerely yours,

Sergey Fyodorov

Vice-President,
Head of Securities

Information on the significant fact
"Information on accrued yield on the Issuer's securities"

1. The Issuer's full corporate name: ***Open Joint Stock Company «Surgutneftegas».***

2. Location: ***ul. Kukuyevitskogo, 1, the city of Surgut, Tyumenskaya Oblast, Russian Federation.***

3. The Issuer's taxpayer identification number as assigned by the taxation authority: ***INN 8602060555.***

4. The Issuer's unique code as assigned by the registering authority: ***00155-A.***

5. The code of the significant fact: ***0600155A03052005.***

6. The Internet resource used by the Issuer to publish information on significant facts: ***www.surgutneftegas.ru.***

7. The periodicals used by the Issuer to publish information on significant facts: ***"Prilozheniye k Vestniku FSFR Rossii", newspaper "Neft Priobya".***

8. Class, category (type), issue and other identifying attributes of the securities: ***ordinary and preferred non-documentary registered shares of OJSC "Surgutneftegas"***

9. Issues state registration numbers, state registration date:
ordinary shares: 1-01-00155-A as of June 24, 2003;
preferred shares: 2-01-00155-A as of June 24, 2003.

10. Registering body that has registered the securities issue: ***FKTsB of Russia.***

11. The Issuer's managing body which adopted a resolution to pay dividends on the Issuer's shares: ***annual general shareholders' meeting of OJSC "Surgutneftegas".***
Date when the resolution to pay dividends was adopted: ***April 30, 2005.***
Date when the minutes of the general shareholders' meeting of OJSC "Surgutneftegas" were drawn: ***May 3, 2005.***

12. Total amount of dividends accrued on the Issuer's shares of a certain category (type):
RUR 14,290,397,882.00 for ordinary shares;
RUR 4,675,112,928.65 for preferred shares;
Amount of dividend accrued on one share of a certain category (type):
RUR 0.40 per an ordinary share;
RUR 0.607 per a preferred share.

13. Method of yield payment on the Issuer's securities: ***Cash.***

14. Dividend payment end date: ***29.06.2005.***

15. Total amount of dividends paid on the Issuer's shares: ***RUR 0.00.***

Director General of
OJSC "Surgutneftegas" ***V.L.Bogdanov***

Date: May 3, 2005 Stamp

Information on the significant fact
"Information on resolutions of general meetings"

1. The Issuer's full corporate name: ***Open Joint Stock Company «Surgutneftegas»***

2. Location: ***ul. Kukuyevitskogo, 1, the city of Surgut, Tyumenskaya Oblast, Russian Federation***

3. The Issuer's taxpayer identification number as assigned by the taxation authority: ***INN 8602060555***

4. The Issuer's unique code as assigned by the registering authority: ***00155-A***

5. The code of the significant fact: ***1000155A03052005***

6. The Internet resource used by the Issuer to publish information on significant facts: ***www.surgutneftegas.ru***

7. The periodicals used by the Issuer to publish information on significant facts: ***"Prilozheniye k Vestniku FSFR Rossii", newspaper "Neft Priobya"***

8. Type of the general meeting (annual, extraordinary): ***annual***

9. Form of the general meeting: ***a meeting***

10. Date of the general meeting: ***April 30, 2005***

Venue of the meeting: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, the city of Surgut, ul.Entuziastov, 34***

11. Quorum of the general meeting: ***The number of votes belonging to the persons who participated in the Meeting amounted to:***
- 34,056,745,292 votes on Items 1,2,3,5,6 and 7 of the Meeting's agenda;
- 306,510,707,628 votes on Item 4 of the Meeting's agenda;
In accordance with the Law of the Russian Federation "On Joint Stock Companies", the Meeting had a quorum on all items of the Meeting's agenda.

12. Items put to the vote and the results of the vote:

1. ***Approval of OJSC "Surgutneftegas" annual report for 2004.***
2. ***Approval of the annual accounting statements of OJSC "Surgutneftegas", including profit and loss statements for 2004.***
3. ***Approval of distribution of profit (loss) of OJSC "Surgutneftegas" for 2004, including the dividend payment (declaration), approval of the size, of the form, of the schedule, and of the procedure for dividend payment on shares of each category.***
4. ***Electing members of OJSC "Surgutneftegas" Board of Directors.***
5. ***Electing members of OJSC "Surgutneftegas" Auditing Committee.***
6. ***Approval of the Auditor of OJSC "Surgutneftegas".***
7. ***Approval of transactions with an interested party which may be conducted by OJSC "Surgutneftegas" in the course of general business activity (as stipulated in Item 6 of Article 83 of the Federal Law of the RF "On Joint Stock Companies").***

The results of the vote by ballot papers on Item 1:

- ***number of affirmative votes is 31,134,511,387;***
- ***number of negative votes is 49,870;***
- ***number of abstaining votes is 18,789,250.***

The results of the vote by ballot papers on Item 2:

- *number of affirmative votes is 31,132,909,935;*
- *number of negative votes is 127,280;*
- *number of abstaining votes is 18,719,875.*

The results of the vote by ballot papers on Item 3:

- *number of affirmative votes is 31,133,871,901;*
- *number of negative votes is 59,170;*
- *number of abstaining votes is 18,652,052.*

The results of the cumulative vote by ballot papers on Item 4:

- *number of affirmative votes is 279,461,633,328.*

The candidates to the Board of Directors received the votes as follows:

No.	Last Name, First Name, Middle Name	Number of votes cast for the candidate
1.	Ananiev Sergei Alekseevich	30,984,706,033
2.	Gorbunov Igor Nikolaevich	30,948,721,320
3.	Bogdanov Vladimir Leonidovich	31,598,514,256
4.	Bulanov Alexander Nikolaevich	30,940,752,193
5.	Matveev Nikolai Ivanovich	31,036,595,811
6.	Medvedev Nikolai Yakovlevich	30,954,582,290
7.	Rezyapov Alexander Filippovich	30,956,438,536
8.	Uryupin Vyacheslav Alekseevich	109,033,113
9.	Usmanov Ildus Shagalievich	30,932,271,763
8.	Ussoltsev Alexander Viktorovich	31,000,018,013

- *number of negative votes is 87,960,798;*
- *number of abstaining votes is 3,150,900.*

The results of the vote by ballot papers on Item 5 (excluding the votes belonging to the members of the Board of Directors):

5.1. As to the candidacy of Komarova Valentina Panteleevna:

- *number of affirmative votes is 31,129,365,629;*
- *number of negative votes is 598,267;*
- *number of abstaining votes is 18,806,227;*

5.2. As to the candidacy of Oleynik Tamara Fedorovna:

- *number of affirmative votes is 31,128,625,077;*
- *number of negative votes is 737,262;*
- *number of abstaining votes is 18,718,027;*

5.3. As to the candidacy of Prishchepova Lyudmila Arkadyevna:

- *number of affirmative votes is 31,129,096,149;*
- *number of negative votes is 682,237;*
- *number of abstaining votes is 18,853,807.*

The results of the vote by ballot papers on Item 6:
- *number of affirmative votes is 31,131,552,630;*
- *number of negative votes is 1,951,208;*
- *number of abstaining votes is 18,835,585.*

The results of the vote by ballot papers on Item 7:
- *number of affirmative votes is 31,121,517,147;*
- *number of negative votes is 11,252,905;*
- *number of abstaining votes is 19,654,381.*

13. Wording of the resolutions adopted by the general meeting:
As to Item 1, the following resolution is adopted:
"To approve the annual report on results of business activity of OJSC "Surgutneftegas" for 2004".

As to Item 2, the following resolution is adopted:
"To approve annual accounting statements of OJSC "Surgutneftegas", including profit and loss statements for 2004".

As to Item 3, the following resolution is adopted:
"To approve the distribution of profit (loss) of OJSC "Surgutneftegas" for 2004. To declare dividend payment for 2004: a preferred share of OJSC "Surgutneftegas" – 0.607 rubles, an ordinary share of OJSC "Surgutneftegas" – 0.4 rubles; dividend payment shall be carried out in accordance with the procedure recommended by the Board of Directors. The date when dividend payment is commenced is May 16, 2005. The date when dividend payment is terminated is 29 June 2005."

As to Item 4, the following resolution is adopted:
"Elect the following Board of Directors:
1. ***Ananiev Sergei Alekseevich***
2. ***Gorbunov Igor Nikolaevich***
3. ***Bogdanov Vladimir Leonidovich***
4. ***Bulanov Alexander Nikolaevich***
5. ***Matveev Nikolai Ivanovich***
6. ***Medvedev Nikolai Yakovlevich***
7. ***Rezyapov Alexander Filippovich***
8. ***Usmanov Ildus Shagalievich***
9. ***Ussoltsev Alexander Viktorovich***

As to Item 5, the following resolution is adopted:
"To elect the following Auditing Commission of OJSC "Surgutneftegas":
1. ***Komarova Valentina Panteleevna***
2. ***Oleynik Tamara Fedorovna***
3. ***Prishchepova Lyudmila Arkadyevna".***

As to Item 6,the following resolution is adopted:

"To approve OOO "Rosekspertiza" as the Auditor of OJSC "Surgutneftegas" for 2005."

As to Item 7, the following resolution is adopted:
"To approve transactions which may be conducted in the future between OJSC "Surgutneftegas" and its affiliated parties in the course of general business activity of OJSC "Surgutneftegas", provided that the above-mentioned transactions comply with the following requirements:

the transaction is aimed at performing the types of activities stipulated by the Charter of the OJSC "Surgutneftegas", and the amount of transaction is within the amount of the transaction the individual executive body of OJSC "Surgutneftegas" is entitled to perform in compliance with the Federal Law "On Joint Stock Companies".

This resolution remains valid till the Annual General Shareholders' Meeting of OJSC "Surgutneftegas" for 2005."

Director General of
OJSC "Surgutneftegas" *V.L.Bogdanov*

Date: May 3, 2005 Stamp